November 21, 2024

Jeffrey Lucas
Chief Financial Officer
Bitfarms Ltd.
110 Yonge Street
Suite 1601
Toronto, Ontario
Canada M5C 1T4

        Re: Bitfarms Ltd.
            Form 40-F for the Fiscal Year Ended December 31, 2023
            Response dated September 9, 2024
            File No. 001-40370
Dear Jeffrey Lucas:

        We have reviewed your September 9, 2024 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our July 31,
2024 letter.

Form 40-F for the Fiscal Year Ended December 31, 2023
Consolidated Statements of Cash Flows, page F-7

1. We acknowledge your response to prior comment 2. As previously requested, and consistent with the requirements of IAS 7.16(b), please revise to classify the proceeds from sales of your digital assets classified as intangible assets within investing activities.
Note 3. Basis of Presentation and Material Accounting Policy Information Revenue Recognition, page F-12

2. In your response to the second bullet of prior comment 3, you told us that you decide when to provide services to the mining pool operator. In order to provide a more
 November 21, 2024
Page 2

       fulsome description of your accounting policy related to mining revenue, we continue to believe your disclosure should include an explanation that your enforceable right to compensation begins when, and continues as long as, you provide services, and you decide when to provide services under the contracts. Please revise your disclosure in future filings accordingly or further explain to us how your current disclosure includes that information.
       Please contact Kate Tillan at 202-551-3604 or Rolf Sundwall at 202-551-3105 if you
have questions regarding comments on the financial statements and related matters.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Crypto
Assets